[BAKER BOTTS L.L.P. LETTERHEAD]

September 15, 2011

Via EDGAR and Overnight Mail

Ms. Jessica Dickerson

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	TPC Group LLC Amendment No. 4 to Registration Statement on Form S-4 Filed August 30, 2011 File No. 333-173804

Dear Ms. Dickerson:

On behalf of TPC Group LLC (the “Company”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Company responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, by email dated September 9, 2011.

Please telephone the undersigned at 713.229.1648 with any questions or comments you may have regarding the enclosed.

Very truly yours, BAKER BOTTS L.L.P.

By:	/s/ M. Breen Haire
M. Breen Haire

Enclosures

cc:	Michael T. McDonnell Miguel A. Desdin Rishi A. Varma Shannon Weinberg TPC Group LLC

Dietrich King Tracey Houser Jeanne Baker Pamela Long United States Securities and Exchange Commission

MEMORANDUM

TO:	Division of Corporation Finance United States Securities and Exchange Commission

FROM:	TPC Group LLC

DATE:	September 15, 2011

RE:	Response to SEC Comments dated September 9, 2011 Amendment No. 4 to Registration Statement on Form S-4 Filed August 30, 2011 File No. 333-173804

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by email dated September 9, 2011 relating to the above-referenced filing (the “Registration Statement”) of TPC Group LLC (the “Company”).

We have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 5 to the Registration Statement, marked to show changes made to the previous filing. For your convenience, our responses are prefaced by the corresponding Staff comment in italicized text.

Executive Compensation, page 122

Elements of Compensation for Named Executive Officers, page 127

Recent Developments, page 135

1.	We note your added disclosure that you entered into a separation agreement with Mr. Batiz on August 29, 2011. Please tell us what consideration you gave to filing the agreement as an exhibit to the registration statement. Refer to Item 601(b)(10)(iii) of Regulation S-K. Please also tell us what consideration you gave to quantifying the amount of severance and welfare benefits Mr. Batiz is eligible to receive pursuant to the terms of his separation from the company.

Response: Instruction 1 to Item 601(b)(10) of Regulation S-K states that, with the exception of management contracts, registrants need only file copies of the various compensatory plans and need not file each individual director’s or executive officer’s personal agreement under the plans unless there are particular provisions in such personal agreements whose disclosure in an exhibit is necessary to an investor’s understanding of that individual’s compensation under the plan. It is the Company’s

United States Securities and Exchange Commission

September 15, 2011

view that the separation agreement with Mr. Batiz constitutes an “executive officer’s personal agreement” under TPC Group Inc.’s Executive Severance Plan, which plan has been filed as an exhibit to the Registration Statement and the terms of which are described elsewhere in the Registration Statement. See pages 134 and 142-143. The separation agreement merely memorializes the fact that Mr. Batiz’s retirement will constitute a “Qualifying Termination” under the plan, making him eligible for Tier 1 severance and welfare benefits pursuant to the terms of the plan, but does not alter the terms of the plan with respect to Mr. Batiz. The separation agreement also effectuates certain releases and related matters contemplated by the plan and clarifies that Mr. Batiz remains eligible for an annual incentive bonus under TPC Group Inc.’s senior management incentive plan (described in the Registration Statement beginning on page 129) due to the fact that his retirement date does not occur until 2012. Because the separation agreement effectuates the previously disclosed terms of TPC Group Inc.’s Executive Severance Plan, we do not believe there are particular provisions in the separation agreement “whose disclosure in an exhibit is necessary to an investor’s understanding of that individual’s compensation under the plan.” Notwithstanding this analysis, in the interest of more comprehensive disclosure, we have included the separation agreement as an exhibit in Amendment No. 5 to the Registration Statement.

We did not quantify the amount of severance and welfare benefits Mr. Batiz is eligible to receive because, as stated above, the terms of TPC Group Inc.’s Executive Severance Plan are already disclosed in the Registration Statement. We note in particular the description of the plan beginning on page 142 and the quantitative disclosure with respect to Mr. Batiz beginning on page 145.

TPC Group LLC Financial Statements, page F-1

Note C – Significant Accounting Policies, page F-34

23. Subsequent Events, page F-39

2.	We note your disclosure that subsequent events have been evaluated through August 16, 2011, the date the financial statements were issued. Please further revise your disclosure to state the date through which subsequent events have been evaluated for the reissued financial statements (i.e., the date of the next amendment to the Form S-4). Please refer to ASC 855-10-25-4 and ASC 855-10-50-1 for guidance. Please also refer your auditors to AU Section 530 and paragraph 9 of AU Section 560 with regards to their report.

Response: As discussed with the Staff, we do not believe the changes to the financial statements reflected in Amendment No. 4 to the Registration Statement constituted a revision to the financial statements under ASC 855. Therefore, no update to the date through which subsequent events have been evaluated was required.

United States Securities and Exchange Commission

September 15, 2011

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: September 15, 2011

TPC GROUP LLC

By:	/s/ Michael T. McDonnell
Name: Michael T. McDonnell
Title: President and Chief Executive Officer